McKenzie Bay International, Ltd.
                     37899 Twelve Mile Road, Ste. 300
                     Farmington Hills, MI 48331


March 6, 2006

Securities and Exchange Commission
Washington, D.C. 20549

   Re: McKenzie Bay International, Ltd.
       Form SB-2
       File No. 333-129673


Dear Sir or Madam:

Request is hereby made for the acceleration of the effective date of our registration statement to 11 A.M. on March 7, 2006 or a soon as practicable thereafter.

This confirms that:

     o	should the Commission or the staff, acting pursuant to delegated
	authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


McKenzie Bay International, Ltd

By: /s/ Gregory Bakeman
_______________________
Gregory Bakeman, Chief Executive Officer.